SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

FOGHORN THERAPEUTICS INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

344174 10 7

(CUSIP Number)

Noubar B. Afeyan, Ph.D.

Flagship Pioneering

55 Cambridge Parkway, Suite 800E

Cambridge, MA 02142

(617) 868-1888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2024

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 344174 10 7

(1)	Name of Reporting Persons: Flagship Ventures Fund V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 9,330,878
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 9,330,878

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,330,878
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 16.9%
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 344174 10 7

(1)	Name of Reporting Persons: Flagship Ventures Fund V General Partner LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 9,330,878
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 9,330,878

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,330,878
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 16.9%
(14)	Type of Reporting Person (See Instructions): OO

CUSIP No. 344174 10 7

(1)	Name of Reporting Persons: Flagship Ventures Opportunities Fund I, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,491,441
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,491,441

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,491,441
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.7%
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 344174 10 7

(1)	Name of Reporting Persons: Flagship Ventures Opportunities Fund I General Partner LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,491,441
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,491,441

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,491,441
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.7%
(14)	Type of Reporting Person (See Instructions): OO

CUSIP No. 344174 10 7

(1)	Name of Reporting Persons: Flagship Pioneering Special Opportunities Fund II, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,666,715*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,666,715*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,666,715*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 3.3%*
(14)	Type of Reporting Person (See Instructions): PN

*

The amounts reported in rows (8), (10) and (11) include 1,814,914 shares underlying Pre-Funded Warrants. The Pre-Funded Warrants are immediately exercisable; however, a holder of Pre-Funded Warrants may not exercise the Pre-Funded Warrant if the holder, together with its affiliates, would collectively beneficially own more than 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. As such, the shares of Common Stock underlying Pre-Funded Warrants are excluded from the percent of class reported in row (13).

CUSIP No. 344174 10 7

(1)	Name of Reporting Persons: Flagship Pioneering Special Opportunities Fund II General Partner LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,666,715*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,666,715*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,666,715*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 3.3%*
(14)	Type of Reporting Person (See Instructions): OO

*

The amounts reported in rows (8), (10) and (11) include 1,814,914 shares underlying Pre-Funded Warrants. The Pre-Funded Warrants are immediately exercisable; however, a holder of Pre-Funded Warrants may not exercise the Pre-Funded Warrant if the holder, together with its affiliates, would collectively beneficially own more than 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. As such, the shares of Common Stock underlying Pre-Funded Warrants are excluded from the percent of class reported in row (13).

CUSIP No. 344174 10 7

(1)	Name of Reporting Persons: Flagship Pioneering Fund VII, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,814,915*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,814,915*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,814,915*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.0%*
(14)	Type of Reporting Person (See Instructions): PN

*

The amounts reported in rows (8), (10) and (11) include 1,814,915 shares underlying Pre-Funded Warrants. The Pre-Funded Warrants are immediately exercisable; however, a holder of Pre-Funded Warrants may not exercise the Pre-Funded Warrant if the holder, together with its affiliates, would collectively beneficially own more than 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. As such, the shares of Common Stock underlying Pre-Funded Warrants are excluded from the percent of class reported in row (13).

CUSIP No. 344174 10 7

(1)	Name of Reporting Persons: Flagship Pioneering Fund VII General Partner LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,814,915*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,814,915*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,814,915*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.0%*
(14)	Type of Reporting Person (See Instructions): OO

*

The amounts reported in rows (8), (10) and (11) include 1,814,915 shares underlying Pre-Funded Warrants. The Pre-Funded Warrants are immediately exercisable; however, a holder of Pre-Funded Warrants may not exercise the Pre-Funded Warrant if the holder, together with its affiliates, would collectively beneficially own more than 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. As such, the shares of Common Stock underlying Pre-Funded Warrants are excluded from the percent of class reported in row (13).

CUSIP No. 344174 10 7

(1)	Name of Reporting Persons: Flagship Pioneering, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,481,630*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,481,630*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,481,630*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 3.3%*
(14)	Type of Reporting Person (See Instructions): CO

*

The amounts reported in rows (8), (10) and (11) include an aggregate of 3,629,829 shares underlying Pre-Funded Warrants. The Pre-Funded Warrants are immediately exercisable; however, a holder of Pre-Funded Warrants may not exercise the Pre-Funded Warrant if the holder, together with its affiliates, would collectively beneficially own more than 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. As such, the shares of Common Stock underlying Pre-Funded Warrants are excluded from the percent of class reported in row (13).

CUSIP No. 344174 10 7

(1)	Name of Reporting Persons: Noubar Afeyan
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 16,303,949*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 16,303,949*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,303,949*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 22.9%*
(14)	Type of Reporting Person (See Instructions): IN

*

The amounts reported in rows (8), (10) and (11) include an aggregate of 3,629,829 shares underlying Pre-Funded Warrants. The Pre-Funded Warrants are immediately exercisable; however, a holder of Pre-Funded Warrants may not exercise the Pre-Funded Warrant if the holder, together with its affiliates, would collectively beneficially own more than 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. As such, the shares of Common Stock underlying Pre-Funded Warrants are excluded from the percent of class reported in row (13).

CUSIP No. 344174 10 7

EXPLANATORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on October 29, 2020 (the “Schedule 13D”) with respect to the shares of common stock, $0.0001 par value per share (“Common Stock”), of Foghorn Therapeutics Inc. (the “Issuer”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed by the following persons (each a “Reporting Person”):

i.

Flagship Ventures Fund V, L.P., a Delaware limited partnership (“Flagship Fund V”). The general partner of Flagship Fund V is Flagship Ventures Fund V General Partner LLC, a Delaware limited liability company (“Flagship Fund V GP”).

ii.	Flagship Fund V GP. Noubar B. Afeyan, Ph.D. (“Dr. Afeyan”) is the sole manager of Flagship Fund V GP.

iii.

Flagship Ventures Opportunities Fund I, L.P., a Delaware limited partnership (“Flagship Opportunities Fund I”). The general partner of Flagship Opportunities Fund I is Flagship Ventures Opportunities Fund I General Partner LLC, a Delaware limited liability company (“Flagship Opportunities Fund I GP”).

iv.	Flagship Opportunities Fund I GP. Dr. Afeyan is the sole manager of Flagship Opportunities Fund I GP.

v.

Flagship Pioneering Special Opportunities Fund II, L.P., a Delaware limited partnership (“Flagship Opportunities Fund II”). The general partner of Flagship Opportunities Fund II is Flagship Pioneering Special Opportunities Fund II General Partner LLC, a Delaware limited liability company (“Flagship Opportunities Fund II GP”).

vi.	Flagship Opportunities Fund II GP. The manager of Flagship Opportunities Fund II GP is Flagship Pioneering, Inc., a Delaware corporation (“Flagship Pioneering”).

vii.

Flagship Pioneering Fund VII, L.P., a Delaware limited partnership (“Flagship Fund VII” and together with Flagship Fund V, Flagship Opportunities Fund I and Flagship Opportunities Fund II, the “Flagship Funds”). The general partner of Flagship Fund VII is Flagship Pioneering Fund VII General Partner LLC, a Delaware limited liability company (“Flagship Fund VII GP”).

viii.	Flagship VII GP. The manager of Flagship VII GP is Flagship Pioneering.

ix.	Flagship Pioneering. Dr. Afeyan is the CEO, sole shareholder and director of Flagship Pioneering.

x.	Dr. Afeyan, a citizen of the United States of America.

The principal business of each Reporting Person is the venture capital investment business. The principal business address of each Reporting Person is 55 Cambridge Parkway, Suite 800E, Cambridge, Massachusetts 02142.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The ownership percentages reported are based on 55,328,655 outstanding shares of Common Stock, as reported in the Issuer’s prospectus supplement filed on May 20, 2024. The exercise of warrants held by the Flagship Funds is subject to a 9.99% beneficial ownership limitation, as described in Item 6 below; as such, the shares of Common Stock underlying Pre-Funded Warrants are excluded from the percent of class reported herein.

CUSIP No. 344174 10 7

Flagship Fund V directly holds 9,330,878 shares of Common Stock. Flagship Fund V GP, as the general partner of Flagship Fund V, may be deemed to beneficially own the shares directly held by Flagship Fund V.

Flagship Opportunities Fund I directly holds 1,491,441 shares of Common Stock. Flagship Opportunities Fund I GP, as the general partner of Flagship Opportunities Fund I, may be deemed to beneficially own the shares directly held by Flagship Opportunities Fund I.

Flagship Opportunities Fund II may be deemed to beneficially own 3,666,715 shares of Common Stock, consisting of (i) 1,851,801 shares of Common Stock and (ii) 1,814,914 shares of Common Stock underlying warrants that are currently exercisable. Flagship Opportunities Fund II GP, as the general partner of Flagship Opportunities Fund II, and Flagship Pioneering, as the manager of Flagship Opportunities Fund II GP, may be deemed to beneficially own the shares beneficially owned by Flagship Opportunities Fund II.

Flagship Fund VII may be deemed to beneficially own 1,814,915 shares of Common Stock underlying warrants that are currently exercisable. Flagship Fund VII GP, as the general partner of Flagship Fund VII, and Flagship Pioneering, and the manager of Flagship Fund VII GP, may be deemed to beneficially own the shares beneficially owned by Flagship Fund VII.

Dr. Afeyan, as the sole manager of Flagship Fund V GP and Flagship Opportunities Fund I GP, and as CEO, sole shareholder and director of Flagship Pioneering, may be deemed to beneficially own the shares directly held by the Flagship Funds.

(c) On May 22, 2024, pursuant to an underwritten public offering of the Issuer (the “May 2024 Public Offering”), Flagship Opportunities Fund II and Flagship Fund VII purchased 1,814,914 pre-funded warrants to purchase Common Stock (the “Pre-Funded Warrants”) and 1,814,915 Pre-Funded Warrants, respectively, for a price per Pre-Funded Warrant of $5.5099.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pre-Funded Warrants

On May 22, 2024, pursuant to the May 2024 Public Offering, Flagship Opportunities Fund II and Flagship Fund VII purchased 1,814,914 Pre-Funded Warrants and 1,814,915 Pre-Funded Warrants, respectively, for a price per Pre-Funded Warrant of $5.5099. The Pre-Funded Warrants are immediately exercisable and do not expire; provided, however, that the holder will not be entitled to exercise any portion of any Pre-Funded Warrants that, upon giving effect to such exercise, would cause: (i) the aggregate number of shares of Common Stock beneficially owned by such holder (together with its affiliates) to exceed 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise; or (ii) the combined voting power of the Issuer’s securities beneficially owned by such holder (together with its affiliates) to exceed 9.99% of the combined voting power of all Issuer securities outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants. However, any holder of a Pre-Funded Warrant may increase or decrease such percentage to any other percentage not in excess of 19.99% upon at least 61 days’ prior notice delivered from the holder to the Issuer.

Lock-Up Agreements

In connection with the May 2024 Public Offering, the Flagship Funds entered into lock-up agreements (the “Lock-Up Agreements”) with the underwriters under which they have agreed that for a period of 60 days following May 20, 2024, without the prior written consent of the representatives, they will not, and will not cause or direct any of their affiliates to, (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any Common Stock or such other securities, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other

CUSIP No. 344174 10 7

disposition or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Common Stock or such other securities, even if any such sale or disposition transaction or transactions would be made or executed by or on behalf of someone other than the holder (whether such transaction or arrangement (or instrument provided for thereunder) is to be settled by delivery of Common Stock or such other securities, in cash or otherwise) or (iii) publicly announce any intention to do any of the foregoing.

The foregoing descriptions of the Pre-Funded Warrants and Lock-Up Agreements are qualified in their entirety by reference to the forms of such agreements, copies of which are filed as Exhibit 5 and 6 hereto, respectively.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 5	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 22, 2024).

Exhibit 6	Form of Lock-Up Agreement (incorporated by reference to Exhibit B to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 22, 2024).

CUSIP No. 344174 10 7

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 24, 2024

FLAGSHIP VENTURES FUND V, L.P.

By:	Flagship Ventures Fund V General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND V GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES OPPORTUNITIES FUND I, L.P.

By:	Flagship Ventures Opportunities Fund I General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES OPPORTUNITIES FUND I GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP PIONEERING SPECIAL OPPORTUNITIES FUND II, L.P.

By:	Flagship Pioneering Special Opportunities Fund II General Partner LLC

By:	Flagship Pioneering, Inc.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer

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FLAGSHIP PIONEERING SPECIAL OPPORTUNITIES FUND II GENERAL PARTNER LLC

By:	Flagship Pioneering, Inc.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer

FLAGSHIP PIONEERING FUND VII, L.P.

By:	Flagship Pioneering Fund VII General Partner LLC

By:	Flagship Pioneering, Inc.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer

FLAGSHIP PIONEERING FUND VII GENERAL PARTNER LLC

By:	Flagship Pioneering, Inc.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer

FLAGSHIP PIONEERING, INC.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer

/s/ Noubar B. Afeyan, Ph.D.
NOUBAR B. AFEYAN, PH.D.

CUSIP No. 344174 10 7

JOINT FILING AGREEMENT

The persons below hereby agree that the Schedule 13D to which this agreement is attached as an exhibit, as well as all future amendments to such Schedule 13D, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934.

Dated: May 24, 2024

FLAGSHIP VENTURES FUND V, L.P.

By:	Flagship Ventures Fund V General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND V GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES OPPORTUNITIES FUND I, L.P.

By:	Flagship Ventures Opportunities Fund I General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES OPPORTUNITIES FUND I GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP PIONEERING SPECIAL OPPORTUNITIES FUND II, L.P.

By:	Flagship Pioneering Special Opportunities Fund II General Partner LLC

By:	Flagship Pioneering, Inc.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer

CUSIP No. 344174 10 7

FLAGSHIP PIONEERING SPECIAL OPPORTUNITIES FUND II GENERAL PARTNER LLC

By:	Flagship Pioneering, Inc.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer

FLAGSHIP PIONEERING FUND VII, L.P.

By:	Flagship Pioneering Fund VII General Partner LLC

By:	Flagship Pioneering, Inc.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer

FLAGSHIP PIONEERING FUND VII GENERAL PARTNER LLC

By:	Flagship Pioneering, Inc.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer

FLAGSHIP PIONEERING, INC.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer

/s/ Noubar B. Afeyan, Ph.D.
NOUBAR B. AFEYAN, PH.D.